UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FLAGSHIP GLOBAL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33842T109

(CUSIP Number)

Gary R. Brown

50 Hill Crescent, Worcester Park, Surrey, England

Phone: 020 8049 2259

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen Moscicki
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wetherby, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 94,491,041
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 94,491,041
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,491,041
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 33842T109	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Winduss
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wetherby, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,268,542
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,268,542
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,268,542
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

The class of security to which this statement relates is common stock, par value $.0001 per share, of Flagship Global Corporation, a Nevada corporation (the “Company” or “Registrant”). The address of the principal executive offices of the Company is 50 Hill Crescent, Worcester Park, Surrey, England, KT4 8NA

Item 2.  Identity and Background.

(a) This statement is filed by:

(i) Stephen Moscicki, a natural person of the United Kingdom with respect to the Shares directly and beneficially owned by him as of May 10, 2018;

(ii) David Winduss, a natural person of the United Kingdom with respect to the Shares directly and beneficially owned by him as of May 10, 2018;

(iii) Stephen Moscicki is the chairman of the board of directors and chief executive officer of the Registrant.

(iv) David Winduss is the chief financial officer of the Registrant.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal office of each of the Reporting Persons is 3 Wharfe Mews, Cliffe Terrace, Wetherby, United Kingdom, LS226LX.

(c) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, has been party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The Common Stock received by Messrs. Moscicki and Winduss from the Company on May 10, 2018 was exchanged for shares in GEM Holdings Ltd., ("GEM"), a business currently mining high grade metallurgical coal in Virginia, USA resulting in the Company owning 57.5% majority interest in GEM.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired all of their shares of Common Stock in connection with the transactions under the Share Exchange Agreement. For additional detail regarding the Share Exchange Agreement, the transactions thereunder, reference is made to the Share Exchange Agreement filed with the Commission on May 16, 2018 as Exhibit 2.1 to Form 8-K.

Previous to the above transaction Gary Richard Brown was the controlling shareholder of the Company. Stephen Moscicki is now the controlling shareholder of Flagship Global Corporation.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Common Stock, (“Shares”) owned by the Reporting Persons is 70% and is based upon approximately 94,491,041 shares of common stock owned directly by Stephen Moscicki, and approximately 7,268,542 shares of common stock directly owned by David Winduss.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships other than as disclosed among the Reporting Persons, or between the the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP No. 33842T109	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2018

/s/ Stephen Moscicki By Stephen Moscicki, Individually

/s/ David Winduss By David Winduss, Individually